PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 : 632/1-11-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

07027943

George Angelopoulos
Chief Financial Officer

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

Announcement

PPC announces that the information presented in the media today regarding the withdrawal of the strategic plan from the Board of Directors agenda on Nov 13, 2007 is not accurate.

PPC would like to clarify that after an agreement reached with the employees union (GENOP), various studies will be carried-out to explore the purpose for the restructuring of PPC within the context of the Strategic Plan. The discussions with the employees union will continue in parallel with the studies and will be completed within a period of 6 months. PPC, as it has already announced, will present its Strategic Plan on November 21st 2007.

Athens, November 1st 2007

END